Exhibit 5.3

Jachthavenweg 121
1081 KM Amsterdam
P.O. Box 75265
Teva Pharmaceutical Finance Netherlands III B.V.	1070 AG Amsterdam
the Netherlands
c/o Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131 Israel

T +31 20 6789 123
F +31 20 6789 589

Date	21 July 2016
Our ref.	40.00.1994
Subject

Teva Pharmaceutical Finance Netherlands III B.V.

$1,500,000,000 1.400% Senior Notes due 2018

$2,000,000,000 1.700% Senior Notes due 2019

$3,000,000,000 2.200% Senior Notes due 2021

$3,000,000,000 2.800% Senior Notes due 2023

$3,500,000,000 3.150% Senior Notes due 2026

$2,000,000,000 4.100% Senior Notes due 2046

(together the Notes)

Dear Sirs,

We refer to the Post-Effective Amendment No.1 to the Registration Statement on Form F-3 prepared and filed by Teva Pharmaceutical Industries Limited and by, among others, Teva Pharmaceutical Finance Netherlands III B.V. (the Dutch Company) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the Act), on 13 July 2016 (the Registration Statement as so amended, the Amended Registration Statement).

We, Van Doorne N.V., have acted as legal advisers to the Dutch Company for the purpose of rendering a legal opinion on certain matters of Dutch law in connection with the Notes, which will be issued by the Dutch Company under the senior indenture, dated as of 21 July 2016, as supplemented by the supplemental indenture, dated as of 21 July 2016, by and among the Dutch Company as Issuer, Teva Pharmaceutical Industries Limited as Guarantor and The Bank of New York Mellon, as Trustee (the Indenture).

page 2 21 July 2016

For the purpose of this opinion, we have examined and relied only on the Documents, which shall form part of this opinion.

Unless otherwise defined in this opinion (including the Schedules) or unless the context otherwise requires, words and expressions defined in the Documents shall have the same meanings when used in this opinion.

In connection with such examination and in giving this opinion, we have assumed:

(i)	the genuineness of the signatures to the Documents, the authenticity and completeness of the Documents submitted to us as originals, the conformity to the original documents of the Documents submitted to us as copies and the authenticity and completeness of those original documents;

(ii)	the due incorporation and valid existence of, the corporate power and authority of and the due authorization and execution of the Documents by, each of the parties thereto (other than the Dutch Company) under any applicable law (other than Dutch law);

(iii)	the due compliance with all matters of, and the validity, binding effect and enforceability of the Documents under, any applicable law (other than Dutch law) and in any jurisdiction (other than the Netherlands) in which an obligation under the Documents falls to be performed;

(iv)	the validity under foreign law of the choice of foreign law to govern the Notes Documents and the validity and binding effect under foreign law of the submission by the Dutch Company in the Notes Documents to the jurisdiction of foreign courts;

(v)	that (1) no defects (gebreken) attach to the formation (totstandkoming) of the Dutch Company not appearing on the face of the Deed of Incorporation and the Deed of Incorporation has been signed by a Dutch civil-law notary (notaris), (2) the Shareholders Register accurately reflects the ownership of, and security interests, attachments and other encumbrances over, the issued share capital of the Dutch Company, (3) the Management Board Resolutions have been validly adopted and have not been revoked and (4) the Extracts and the factual confirmations contained in the Management Board Resolutions accurately and completely reflect the matters purported to be confirmed or evidenced thereby;

(vi)	that (1) no resolution for the dissolution (ontbinding) of the Dutch Company has been taken and no application has been made for the (opening of) any Insolvency Proceeding in respect of the Dutch Company, (2) the Dutch Company has not been dissolved, (3) the Dutch Company is not subject to any Insolvency Proceeding and (4) no order for the administration of assets of the Dutch Company has been made; although not constituting conclusive evidence thereof, the assumptions referred to under (2) and (4) and the assumption under (3) as to Dutch Insolvency Proceedings and EU Insolvency Proceedings, are supported by the Extracts and the Corporate Enquiries;

(vii)	that no party to the Documents is controlled by or otherwise connected with a person, organisation or country which is subject to United Nations, European Union or Dutch sanctions page 3 21 July 2016

implemented or effective in the Netherlands under or pursuant to the Sanction Act 1977 (Sanctiewet 1977), the Economic Offences Act (Wet economische delicten), the General Customs Act (Algemene Douanewet) or Regulations of the European Union;

(viii)	that the Dutch Company does not take deposits or other repayable funds from the public within the meaning of the European Regulation No. 575/2013 on prudential requirements for credit institutions and investment firms and the Notes will not be offered in the Netherlands;

(ix)	that (i) the distribution of the Prospectus, any documents forming part thereof and any other documents or information relating to the Dutch Company and/or the Notes and (ii) any offers, sales, transfers and deliveries of the Notes, will be made in conformity with the provisions of the Notes Documents, including, without limitation, the selling restrictions set out therein;

(x)	that the execution of and performance under the Documents by the Dutch Company are not prohibited or affected by contractual restrictions or obligations binding on the Dutch Company;

(xii)	that any foreign law which may apply with respect to any of the Notes Documents or the transactions contemplated thereby does not affect this opinion.

This opinion is only given with respect to Dutch law in force as at the date hereof and as generally interpreted on the basis of case-law published at the date hereof. We do not express any opinion on: (i) matters of fact or the completeness or accuracy of the representations or warranties made pursuant to the Documents, (ii) matters of foreign law, international law (including the law of the European Union to the extent not directly applicable in the Netherlands), tax law (except for any specific tax opinions contained herein) and anti-trust and competition law (including the law of the European Union in respect of antitrust and competition), and (iii) commercial, accounting or non-legal matters or on the ability of the parties to meet their financial or other obligations under the Documents. We do not assume any obligation to advise the Dutch Companies (or any other person entitled to rely on this Opinion Letter) of subsequent changes in Dutch law or in the interpretation thereof.

Based on and subject to the foregoing and subject to the qualifications set out below and matters of fact, documents or events not disclosed to us, we express the following opinions:

1.	The Dutch Company is duly incorporated and exists under Dutch law as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and has all requisite corporate power and authority to own its properties and to conduct its business as described in the Prospectus and as set forth in the purpose clause (Article 2) of its Articles of Association.

2.	The Dutch Company has the corporate power and authority to execute the Notes Documents, to perform its obligations thereunder and to consummate the transactions contemplated therein.

3.	The Dutch Company has taken all necessary corporate action to authorize the entering into the Notes Documents, to perform its obligations thereunder and to consummate the transactions contemplated therein.

page 4 21 July 2016

5.	The Notes Documents have been duly signed on behalf of the Dutch Company.

6.	No authorisations, consents, approvals, licences or exemptions from governmental, judicial or public bodies or authorities in the Netherlands are required for the entering into the Notes Documents by the Dutch Company and the performance of its obligations thereunder.

8.	It is not necessary in order to ensure the validity, enforceability or admissibility in evidence in the Dutch courts of the Notes Documents, that the Notes Documents or any other document in connection therewith be filed, registered or recorded with governmental, judicial or public bodies or authorities in the Netherlands.

9.	The entering by the Dutch Company into the Notes Documents, the performance by the Dutch Company of its obligations thereunder and the consummation of the transactions contemplated thereby do not conflict with or result in a breach or violation of (i) any provisions of its Articles of Association or (ii) any existing provision of, or rule or regulation under, the laws of the Netherlands.

10.	The Dutch courts will recognise the choice of the laws of the State of New York to govern the Notes Documents.

11.	The Dutch courts will recognise the submission the Dutch Company in the Notes Documents to the jurisdiction of the federal or state court sitting in New York City.

13.	A judgment by a federal or state court sitting in New York City is not enforceable in the Netherlands, but a final judgment obtained in such a court and not rendered by default and which is not subject to appeal or other means of contestation and is enforceable in New York City with respect to the payment obligations of the Dutch Company under the Notes Documents would generally be upheld and be regarded by a Dutch court of competent jurisdiction as conclusive evidence when asked to render a judgment in accordance with that judgment by a federal or state court sitting in New York City, without substantive re-examination or re-litigation on the merits of the subject matter thereof, provided that the judgment has been rendered by a court of competent jurisdiction, in accordance with the principles of natural justice, its content and enforcement do not conflict with Dutch public policy and that it has not been rendered in proceedings of a penal or revenue or other public law nature.

14.	In proceedings taken in the Netherlands neither the Dutch Company nor any of its assets is immune from legal action or proceeding (including, without limitation, suit, attachment prior to judgment, execution or other legal process), except for assets located in the Netherlands which are designated for public service (goederen bestemd voor de openbare dienst) and the books and records of the Dutch Company.

The opinions expressed above are subject to the following qualifications:

page 5 21 July 2016

(A)	Our opinions expressed herein are subject to and limited by (i) Dutch or foreign laws and regulations applicable to Insolvency Proceedings, including laws and regulations of general application relating to or affecting the rights of creditors or secured creditors and (ii) the provisions of the Insolvency Regulation.

(B)	In applying the laws of the State of New York as the law governing the Notes Documents, the Dutch courts may, under the rules of Dutch civil international law and of the Rome I Regulation, (i) give effect to the overriding mandatory rules of Dutch law irrespective of the law otherwise applicable to the Notes Documents (Article 9(2) of the Rome I Regulation), (ii) give effect to the overriding mandatory rules of the law of the country where any obligation under the Notes Documents needs to be or has been performed, insofar as those rules render the performance of the Notes Documents unlawful (Article 9(3) of the Rome I Regulation) and (iii) refuse the application of a term or condition of the Notes Documents or a rule of foreign law applicable thereto under the Rome I Regulation, if that application is manifestly incompatible with Dutch public policy (Article 21 of the Rome I Regulation). With the express reservation that we are not qualified to assess the exact meaning and consequences of the respective provisions of the Notes Documents since they are not governed by Dutch law, on the face thereof we are not aware of any provision therein which is likely to give rise to situations where the overriding mandatory rules of Dutch law as currently in force will be applied by the Dutch courts or which appear to be prima facie manifestly incompatible with Dutch public policy as it currently stands.

(C)	The term “enforceable” used in the opinions above means that the obligations assumed by the Dutch Company under the Notes Documents are of a type which the Dutch courts generally enforce and does not mean that those obligations will be necessarily enforced in accordance with their terms under all circumstances. In particular, the availability in the Dutch courts of remedies, such as injunction and specific performance is at the discretion of the Dutch courts. The enforcement in the Netherlands of the Notes Documents is subject to the Dutch rules of civil procedure as applied by the Dutch courts.

(D)	Foreign currency amounts claimed in a Dutch Insolvency Proceeding will be converted into euro for enforcement purposes at the rate prevailing at the commencement of the Dutch Insolvency Proceeding. In addition, foreign currency amounts may have to be converted into euro for enforcement purposes.

(E)	Under the Dutch rules on corporate benefit and fraudulent preference, the validity of a transaction (such as the execution of an agreement or the giving of guarantees or security) entered into by the Dutch Company may be contested. In particular:

(a)	the validity of a transaction entered into by the Dutch Company may be contested by the Dutch Company or the public receiver (curator) in its Insolvency Proceeding (or similar officer under any foreign Insolvency Proceeding), if as a result its objects (doel) are transgressed and the counterparty was aware of the transgression or, without personal investigation, should have been so aware; and

page 6 21 July 2016

(b)	if a transaction entered into by the Dutch Company is prejudicial to the interests of its creditors, the validity of such transaction may in certain circumstances be contested by such creditors or the public receiver in an Insolvency Proceeding of the Dutch Company;

(F)	Notwithstanding the submission by the Dutch Company in the Notes Documents to the jurisdiction of the federal or state courts sitting in New York City, not all procedures of such courts (such as discovery or compulsion of witnesses) may be available against the Dutch Company in the Netherlands. In addition, a competent court in The Netherlands may assume jurisdiction (i) if the defendant enters an appearance and does not contest the jurisdiction prior to defences relating to the merits, (ii) in urgent matters, when, in view of the interests of the parties, provisional measures are required in summary proceedings, and (iii) in the context of a request to levy pre-trial attachments (conservatoire beslagen) against the Dutch Company or its assets. The Dutch courts may stay or refer proceedings if concurrent proceedings are brought elsewhere.

(H)	Under Dutch law there is some doubt whether the Dutch Company may elect domicile outside the Netherlands for service of process purposes. It is therefore advisable that service of process is also effected against the Dutch Company in the Netherlands.

(I)	A power of attorney granted by a Dutch company will automatically terminate and become ineffective upon any Insolvency Proceeding of that Dutch company. This may also affect the validity of the appointment of a process agent by that Dutch company.

(J)	Pursuant to the Dutch Act on Financial Supervision (Wet op het financieel toezicht) persons, firms or companies (regardless of where they are domiciled) may only provide intermediary services in The Netherlands in respect of the Notes if they are licensed by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) or exempt from such license requirement.

We hereby consent to the filing of this opinion as an exhibit to the Amended Registration Statement. By giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations promulgated thereunder.

This opinion is being delivered to you for your information in connection with the above matter and addresses matters only as of the date hereof. This opinion is strictly limited to the matters stated herein and is not to be read as extending by implication to any other matters in connection with the Documents or the Corporate Documents or otherwise. This opinion is given subject to and may only be relied upon by you on the express conditions that (i) Van Doorne N.V. is the party issuing this opinion, (ii) any liability of individual persons or legal entities involved in the services provided by or on behalf of Van Doorne N.V. is expressly excluded (uitgesloten), (iii) in respect of Dutch legal concepts, which are expressed in this opinion in English terms, the original Dutch terms will prevail, (iv) this opinion and the opinions given herein are governed by Dutch law, (v) all disputes arising from or in connection with this opinion must be submitted to the exclusive jurisdiction of, and will be exclusively decided by, the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court, and (vi) the aggregate liability of Van Doorne N.V. (and the individual persons and legal entities involved in the services provided by or on behalf of Van Doorne N.V) in respect of this opinion towards the Dutch Companies and any other person will be limited to the page 7 21 July 2016

amount which can be claimed under the professional liability insurance(s) taken out by Van Doorne N.V., increased by the amount which Van Doorne N.V. has to bear as their own risk pursuant to the terms of such insurance(s).

Yours faithfully,

/s/ Van Doorne N.V.

Van Doorne N.V.

page 8 21 July 2016

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1	INTERPRETATION

a)	Any reference in this opinion to a “person” includes any individual person, firm, partnership, company, corporation, government agency or administrative body or any other legal entity.

b)	Any reference in this opinion made to the laws of the Netherlands or Dutch law or to the Netherlands in a geographical sense, should be read as:

(i)	a reference to the laws as in effect in that part of the Kingdom of the Netherlands that is located in Continental Europe (Europese deel van Nederland);

(ii)	a reference to the geographical part of the Kingdom of the Netherlands that is located in Continental Europe.

2	DEFINITIONS

In this opinion:

Articles of Association has the meaning given thereto in paragraph 1.1 of Schedule 2;

Commercial Register means the Commercial Register (Handelsregister) of the Dutch Chambers of Commerce (Kamers van Koophandel);

Corporate Enquiries means:

(a)	an online enquiry at the Commercial Register (Handelsregister), obtaining the Extracts as per the date of this opinion;

(b)	an online enquiry on the relevant website (www.rechtspraak.nl) with the Central Insolvency Register (Centraal Insolventie Register) confirming that the Dutch Company is not listed with the Central Insolvency Register;

(c)	an online enquiry on the relevant website (www.rechtspraak.nl) of the EU Registrations with the Central Insolvency Register (Centraal Insolventie Register) confirming that the Dutch Company is not listed on the EU Registrations with the Central Insolvency Register; and

(d)	an online enquiry on the relevant website (http://eur-lex.europe.eu/) of the Annex to Council regulation (EC) No 2580/2001, Annex I of Council regulation (EC) No 881/2002 and the Annex to Council Common Position 2001/931 relating to measures to combat terrorism, all as amended from time to time, confirming that the Dutch Company is not listed on such annexes.

page 9 21 July 2016

Deed of Incorporation has the meaning given thereto in paragraph 1.1 of Schedule 2;

Documents means all of the documents listed in Schedule 2;

Dutch Company means Teva Pharmaceutical Finance Netherlands III B.V., registered with the Commercial Register under number 64156729;

Extracts has the meaning given thereto in paragraph 1.2 of Schedule 2;

Global Notes has the meaning given thereto in paragraph 2.4 of Schedule 2;

Indenture has the meaning given thereto in paragraph 2.2 of Schedule 2;

Insolvency Date means any day on which the Dutch Company becomes subject to an Insolvency Proceeding;

Insolvency Proceeding means a bankruptcy (faillissement), a (provisional) suspension of payment ((voorlopige) surseance van betaling) or any other Dutch or foreign insolvency proceeding howsoever named (including without limitation any insolvency proceeding referred to in the Insolvency Regulation or in annex A or annex B to that Regulation);

Insolvency Regulation means the Council Regulation (EC) No. 1346/2000 of 29 May 2000 on insolvency proceedings;

Management Board Resolutions has the meaning given thereto in paragraph 1.4 of Schedule 2;

Notes Documents means the Underwriting Agreement, the Indenture, the Supplemental Indenture and the Global Notes;

Preliminary Prospectus has the meaning given thereto in paragraph 3.1 of Schedule 2;

Prospectus has the meaning given thereto in paragraph 3.2 of Schedule 2;

Rome I Regulation means the Regulation (EC) No. 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (Rome I);

Shareholders Register has the meaning given thereto in paragraph 1.3 of Schedule 2;

Supplemental Indenture has the meaning given thereto in paragraph 2.3 of Schedule 2; and

Underwriting Agreement has the meaning given thereto in paragraph 2.1 of Schedule 2.

page 10 21 July 2016

SCHEDULE 2

DOCUMENTS

1	CORPORATE DOCUMENTS

1.1	A copy of the deed of incorporation of the Dutch Company dated 21 September 2015 (the Deed of Incorporation) including its articles of association (statuten) (the Articles of Association);

1.2	an extract in respect of the Dutch Company and Teva Pharmaceutical Europe B.V. from the Commercial Register each dated the date of this opinion (the Extracts);

1.3	a copy of the shareholders register of the Dutch Company (the Shareholders Register); and

1.4	a copy of the resolutions of the board of managing directors of the Dutch Company dated 15 July 2016 (the Management Board Resolutions).

2	NOTES DOCUMENTS

2.1	A signed copy of the underwriting agreement relating to the Notes, dated 18 July 2016 and made between the underwriters named therein, the Dutch Company as the issuer and Teva Pharmaceutical Industries Limited as the guarantor (the Underwriting Agreement);

2.2	a signed copy of the indenture relating to the Notes, dated 21 July 2016 and made between the Dutch Company, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon as Trustee (the Indenture);

2.3	a signed copy of a supplemental indenture relating to the Notes, dated 21 July 2016 and made between the Dutch Company, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon as Trustee (the Supplemental Indenture); and

2.4	signed copies of the (a) $1,500,000,000 aggregate principal amount of the 1.400% Senior Notes due 2018; (b) $ 2,000,000,000 aggregate principal amount of the 1.700% Senior Notes due 2019; (c) $3,000,000,000 aggregate principal amount of the 2.200% Senior Notes due 2021; (d) $3,000,000,000 aggregate principal amount of the 2.800% Senior Notes due 2023; (e) $3,500,000,000 aggregate principal amount of the 3.150% Senior Notes due 2026; and (f) $2,000,000,000 aggregate principal amount of the 4.100% Senior Notes due 2046 (collectively, the Global Notes) each dated 21 July 2016 made by the Dutch Company, the Trustee and Teva Pharmaceutical Industries Limited.

3	OTHER DOCUMENTS

3.1	A signed copy of the Amended Registration Statement;

3.2	a preliminary prospectus supplement relating to the Notes, dated 18 July 2016 including the base prospectus relating to the Notes (together the Preliminary Prospectus); and

3.3	a prospectus supplement relating to the Notes, dated 19 July 2016 including the base prospectus relating to the notes (the Prospectus).